The Gabelli Convertible and Income Securities Fund. Inc.
One Corporate Center
Rye, New York 10580-1422
(914) 921-5100

June 9, 2008

VIA EDGAR

Ms. Laura E. Hatch
Staff Accountant
Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549

RE:	The Gabelli Convertible and Income Securities Fund. Inc.
File Nos. 333-149938 and 811-05715
Dear Ms. Hatch:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The Gabelli Convertible and Income Securities Fund. Inc. (the "Fund") hereby requests acceleration of the effective date of the Fund's Registration Statement on Form N-2 so that it may become effective 1:00 p.m. (Eastern time) on June 12, 2008, or as soon as practicable thereafter.

The Fund respectfully requests that it be notified of such effectiveness by a telephone call to either Carmine Lekstutis of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2132 or Rick Prins of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2790 and that such effectiveness also be confirmed in writing.

The Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Fund may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

THE GABELLI CONVERTIBLE AND
INCOME SECURITIES FUND INC.

By:	/s/ Agnes Mullady
Name: Agnes Mullady
Title: Treasurer